EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	Interest Held	State of
Subsidiary Name	By Registrant	Incorporation

e-DMEC Corporation	100%	California
Jewel Products International, Inc.	100%	California
Salesdirect123.com	100%	California
Galaxy Net International, Inc.	100%	Delaware